MERGER & ACQUISITION CAPITAL SERVICES

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2021

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SEC FILE NUMBER
8-66892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Merger & Acquisition Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

320 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ralph Barbieri	(212) 750-0630	rbarbieri@maservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fisher, LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Ave 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/05/2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Ralph Barbieri_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Merger & Acquisition Capital Services, LLC_____ , as of _____December, 31_____ , _2021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

state of new york
county of new york
sworn before me on
February 18.2022

Notary Public

STEVEN J CORVI SR NOTARY PUBLIC
STATE OF NY 01CO4866352
QUALIFIED IN NASSAU COUNTY
CPMISSION EXPIRES JULY 28 2022

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Merger & Acquisition Capital Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

New York, New York
February 18, 2022

Raines & Fischer LLP

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current assets:		
Cash & Cash Equivalents	$	889,214
Other current assets		11,769
Total Assets		900,983

LIABILITES AND MEMBERS' EQUITY

Current Liabilities:		
Accrued expenses		15,402
Members' Equity		885,581
Total liabilities and members' equity	$	900,983

See accompanying notes to the financial statements

MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

1. <u>Statement of Significant Accounting Policies</u>:

<u>Organization</u>:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

In November of 2020 the Company submitted a request to update its membership agreement with FINRA to reflect that the Company will not claim an exemption from SEA Rule 15c3-3. FINRA approved the request on November 6, 2020, but the amended membership agreement has not been executed as of the date of this audit report due to Covid-19 office restrictions. The amended agreement expects to be signed shortly and the Company is not claiming an exemption from SEA Rule 15c3-3 effective from the date FINRA approved the initial request. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain as described below.

<u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of k(2)(i) and reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

<u>Recently Adopted Accounting Pronouncements</u>

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which provides guidance for revenue recognition. ASC 606's core principle requires a company to recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration that a company expects to be entitled to in exchange for those goods or services. The company adopted ASC 606 as of January 1, 2018. This adoption did not have a material impact on the financial statements.

<u>Revenue recognition</u>:
The company earns success fee revenue upon the finalization of each individual transaction and after receiving approval from the respective states' Department of Insurance. The company has assessed that any performance obligation due from the company is satisfied after the statutory approval date and the consummation of the transaction because that is when the transaction has been authorized and accepted. Subsequent to statutory approval and the transaction consummation, the company will then issue an invoice and record the success fee.

The company also generates fee revenue for services other than success fees. These advisory fees or retainer fees are earned when invoiced as this is the time any performance obligation has been earned or contractual requirements have been met.

The timing of recognizing any of these fees or contractual obligations has not changed materially from prior periods. All transactions and fees are established and determined in accordance with the signed agreements with the clients.

Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2018, 2019 and 2020.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and Cash equivalents primarily consist of cash and short-term money market instruments. As of December 31, 2021, there were $840,491 of cash equivalents.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments:

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and accrued expenses, at December 31, 2021, approximates fair value because of the short-term maturity of these instruments.

2. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $857,002, which exceeded its requirement of $5,000 by $852,002. The Company had a ratio of aggregate indebtedness to net capital of 0.02 to 1 as of December 31, 2021.

3 Related Party transactions:

An affiliated company has agreed pursuantly to a service agreement to make available to the Company certain facilities and provide for performance of certain services. No payments were made in connection with this service agreement in 2021.

4 COVID 19:

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. COVID-19 continues to spread throughout the United States as well as the world today. The pandemic has adversely affected global commercial activity and contributed to significant volatility in financial markets and could continue to have a material adverse impact on global economic and market conditions. While the development and distribution of a vaccine presents the possibility of containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.

5 Subsequent Events Evaluation:

Management has evaluated subsequent events through February 18, 2022 the date the financial statements were available to be issued. The company does not expect any subsequent events requiring disclosure or adjustment to the year-end 2021 financial statements.